Exhibit 99.1

Valens Semiconductor Reports Third Quarter 2023 Results

HOD HASHARON, ISRAEL, November 8, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today reported financial results for the quarter ended September 30, 2023.

“Valens Semiconductor revenues reached 14.2 million dollars in the third quarter of 2023, at the top end of our guidance and we achieved better than anticipated profitability metrics,” said Gideon Ben-Zvi, CEO of Valens Semiconductor.

“Valens Semiconductor is well-positioned to gain market share in the emerging multi-billion-dollar automotive market. Our chipsets are designed to provide seamless connectivity for the growing number of sensors and infotainment systems in today’s and future vehicles. This is an unstoppable trend, supported by content uplift as regulatory and safety requirements are increasingly adopted, primarily for advanced-driver-assistance-systems (ADAS) and other safety-related solutions. Our VA6000 chipset, which is being broadly deployed across many Mercedes-Benz car models, including electric vehicles, continued to contribute to our automotive revenue. In parallel, we continued to gain traction with our VA7000 MIPI A-PHY compliant chipsets. LG Electronics Vehicle Component Solutions, for example, selected our VA7000 for its active safety next-generation camera system project, and we are also making progress on the various OEM bids we are participating in for the VA7000. As the decision process may take longer than originally anticipated, design win awards could be extended into 2024. Most important, once customers embed our chipsets into their vehicles, Valens Semiconductor should benefit from a long-term recurring revenue stream.

“Our audio-video connectivity solutions continue to lead the industry in transforming digital experiences in sectors including corporate, medical, education, industrial, and transportation. While the audio-video industry is still facing inventory digestion, as it is working through a longer-than-typical cycle, we remain committed to solving the industry’s most pressing needs. To that point, we recently launched our VS6320 chipset, which delivers high-performance extension for USB3.2 peripherals. We have begun shipping engineering samples to select customers, and some have already started embedding our unique, low-power, single-chip extension into their products. The VS6320 is well positioned to capture substantial share in this nascent market, and we expect revenue will begin ramping up in the second half of 2024.

“At Valens Semiconductor, we keep the focus on managing those elements within our control as we aim to reach our revenue and profitability goals. The semiconductor industry is still working through a prolonged cycle of global uncertainty resulting in inventory adjustments that are causing customers to remain relatively cautious. We continue to focus on winning additional awards in the automotive market, where we see a significant market opportunity that has a long runway. In the audio-video market, we believe our investments in new offerings will deliver meaningful results as we expand in both our traditional markets and into new emerging verticals.

“On October 7th, Israel experienced a tragedy with the brutal attack by Hamas terrorists that changed our world overnight. Given our country’s history, we have developed a culture of flexibility and strength as a nation, as individuals and as a company. Valens Semiconductor’s fabless model, with manufacturing outsourced to third parties in Europe and Asia, supports managing our operations without disruption. I am grateful to all of our dedicated employees and am extremely proud of everyone’s participation in supporting our country in some way. These are the fundamentals that are part of our DNA, and they are embedded in the fabric of Valens Semiconductor,” concluded Ben-Zvi.

Key Financial and Business Highlights

●	Q3 2023 revenues reached $14.2 million, compared to $23.1 million in the third quarter of 2022

●	GAAP gross margin was 58.9% for Q3 2023 (non-GAAP gross margin was 61.1%). Q3 2023 GAAP Net Loss was $(12.5) million, compared to $(5.3) million in Q3 2022

●	Adjusted EBITDA Loss in Q3 2023 was $(8.8) million, compared to $(1.7) million in Q3 2022

●	Strong balance sheet as of September 30, 2023. Working capital of $152.6 million, including $142.7 million in cash, cash equivalents and short-term deposits, and no debt

●	Inventory balance reached $16.9 million on September 30, 2023, down from $19.0 million on June 30, 2023

●	Audio-video: Launched and began shipping the VS6320 chipset for high-performance extension of USB3.2 peripherals, at up to 100 meters/328 feet in Q4. Revenues expected to ramp up during the second half of 2024

●	Automotive VA7000 chipsets: LG Electronics Vehicle Component Solutions selected the VA7000 for its active safety next-generation camera system project. Together with Smart Radar Solutions, we showcased how our chipsets are transforming high-speed sensor connectivity for ADAS. Continued to Progress on the various automotive OEM bids

●	Released the company’s second Environmental, Social and Governance (ESG) Report

Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

“We reached the high end of our revenue guidance for Q3 2023, and exceeded gross margin and Adjusted EBITDA guidance,” said Yael Rozenberg-Haine, Interim CFO of Valens Semiconductor. “We continued to maintain a strong balance sheet which allows us to execute our strategy, fund our future growth and drive profitability. At the end of the September 2023 quarter, we had $142.7 million in cash, which provides us operational flexibility to grow our business.”

“For the fourth quarter 2023, the company is providing revenues guidance at the range between $21.6 million and $22.0 million. The Company is also providing gross margin guidance, which is expected to range between 61.6% and 62.7%. Our most recent Adjusted EBITDA guidance was to reach breakeven by the end of 2023. Adjusted EBITDA is now expected to be in the range of breakeven to profit of $0.6 million.

“For the full year 2023, the company is reaffirming its revenue guidance and improving its gross margin and Adjusted EBITDA guidance. Revenues are expected to range between $83.8 million and $84.2 million, of which automotive revenues are expected to reach about 30%. Gross margin for the full year 2023 is now expected to range between 62.5% and 62.8%. Adjusted EBITDA loss in 2023 is now expected to be in the range of $(12.5) million to $(11.9) million.”

Below is a table summarizing our updated guidance for the full year 2023:

Metric	Previous Guidance (August 9, 2023)	Current Guidance
Revenue (U.S. dollars in millions)	$83.8 – $84.2	$83.8 – $84.2
Gross margin	62.2% – 62.5%	62.5% – 62.8%
Adjusted EBITDA (U.S. dollars in millions)	$(16.2) – $(15.6)	$(12.5) – $(11.9)

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, November 8, 2023, at 8:30 a.m. Eastern Time (ET) to discuss its third quarter 2023 financial results and business outlook. To access this call, dial +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations).

A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens' chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation video-conferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues	14,166	23,141	62,221	67,242
Gross Profit	8,338	16,136	39,065	47,360
Gross Margin	58.9%	69.7%	62.8%	70.4%
Net loss	(12,492)	(5,305)	(22,451)	(20,350)
Working Capital[1]	152,560	166,638	152,560	166,638
Cash, cash equivalents and short-term deposits[2]	142,696	152,936	142,696	152,936
Net cash provided by (used in) operating activities	6,088	(3,610)	(2,223)	(16,264)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	61.1%	70.5%	64.2%	71.2%
Adjusted EBITDA Loss[4]	(8,831)	(1,738)	(12,471)	(10,293)
Non-GAAP Loss per share (in U.S. Dollars)[5]	$(0.08)	$(0.02)	$(0.11)	$(0.15)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.

[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended September 30, 2023, and 2022, share-based compensation and depreciation expenses were $312 thousand and $189 thousand, respectively. For the nine months ended September 30, 2023, and 2022, share-based compensation and depreciation expenses were $872 thousand and $510 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

REVENUES	14,166	23,141	62,221	67,242
COST OF REVENUES	(5,828)	(7,005)	(23,156)	(19,882)
GROSS PROFIT	8,338	16,136	39,065	47,360
OPERATING EXPENSES:
Research and development expenses	(13,419)	(12,714)	(39,540)	(41,745)
Sales and marketing expenses	(4,015)	(4,196)	(13,330)	(12,878)
General and administrative expenses	(3,843)	(4,365)	(11,376)	(13,006)
TOTAL OPERATING EXPENSES	(21,277)	(21,275)	(64,246)	(67,629)
OPERATING LOSS	(12,939)	(5,139)	(25,181)	(20,269)
Change in fair value of Forfeiture Shares	89	(370)	1,618	3,772
Financial income (expenses), net	368	221	1,160	(3,454)
LOSS BEFORE INCOME TAXES	(12,482)	(5,288)	(22,403)	(19,951)
INCOME TAXES	(16)	(21)	(61)	(410)
LOSS AFTER INCOME TAXES	(12,498)	(5,309)	(22,464)	(20,361)
Equity in earnings of investee	6	4	13	11
NET LOSS	(12,492)	(5,305)	(22,451)	(20,350)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.12)	$(0.05)	$(0.22)	$(0.21)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY SHARE	102,216,654	98,058,696	101,659,653	97,550,370

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11,186	20,024
Short-term deposits	131,510	128,363
Trade accounts receivable	7,620	11,514
Inventories	16,902	23,816
Prepaid expenses and other current assets	3,724	4,793
TOTAL CURRENT ASSETS	170,942	188,510
LONG-TERM ASSETS:
Property and equipment, net	2,821	2,790
Operating lease right-of-use assets [7]	2,666	3,824
Other assets	528	535
TOTAL LONG-TERM ASSETS	6,015	7,149
TOTAL ASSETS	176,957	195,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES [8]	18,382	24,789
LONG-TERM LIABILITIES
Forfeiture Shares	133	1,751
Non-current operating leases liabilities [9]	543	1,624
Other long-term liabilities	127	54
TOTAL LONG-TERM LIABILITIES	803	3,429

TOTAL LIABILITIES	19,185	28,218

TOTAL SHAREHOLDERS’ EQUITY	157,772	167,441

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	176,957	195,659

[7]	As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases.
[8]	As of September 30, 2023, and December 31, 2022, include $1,698 thousand and $1,811 thousand, respectively, of current maturities of operating leases liabilities; see footnote 7.
[9]	See footnote 7.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(12,492)	(5,305)	(22,451)	(20,350)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	400	349	1,193	1,016
Stock-based compensation	3,708	3,052	11,517	8,960
Exchange rate differences	1,379	567	3,652	5,539
Interest from short-term deposits	22	(344)	(367)	(639)
Change in fair value of forfeiture shares	(89)	370	(1,618)	(3,772)
Reduction in the carrying amount of ROU assets	478	436	1,464	1,280
Equity in earnings of investee, net of dividend received	6	4	13	11
Changes in operating assets and liabilities:
Trade accounts receivable	8,429	1,982	3,854	(970)
Prepaid expenses and other current assets	643	1,797	1,046	5,560
Inventories	2,115	(4,556)	6,914	(12,552)
Long-term assets	(40)	(144)	(6)	39
Current Liabilities	1,916	(1,372)	(6,256)	1,370
Change in operating lease liabilities	(392)	(443)	(1,251)	(1,755)
Other long-term liabilities	5	(3)	73	(1)
Net cash provided by (used in) operating activities	6,088	(3,610)	(2,223)	(16,264)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(64,189)	(100,837)	(173,342)	(132,177)
Maturities of short-term deposits	47,803	90,287	166,757	127,687
Purchase of property and equipment	(180)	(368)	(1,099)	(792)
Net cash used in investing activities	(16,566)	(10,918)	(7,684)	(5,282)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	279	383	1,265	533
Net cash provided by financing activities	279	383	1,265	533

Effect of exchange rate changes on cash and cash equivalents	(25)	(527)	(196)	(3,873)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,224)	(14,672)	(8,838)	(24,886)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	21,410	46,577	20,024	56,791
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	11,186	31,905	11,186	31,905

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	10	37	262	158

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	0	74	125	74
Operating lease liabilities arising from obtaining operating right-of-use assets	33	166	469	516

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net Loss	(12,492)	(5,305)	(22,451)	(20,350)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(89)	370	(1,618)	(3,772)
Financial expense (income), net	(368)	(221)	(1,160)	3,454
Income taxes	16	21	61	410
Equity in earnings of investee	(6)	(4)	(13)	(11)
Depreciation	400	349	1,193	1,016
Stock-based compensation expenses	3,708	3,052	11,517	8,960
Adjusted EBITDA Loss	(8,831)	(1,738)	(12,471)	(10,293)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
GAAP Loss per Share
GAAP Net Loss used for computing Loss per Share	(12,492)	(5,305)	(22,451)	(20,350)

Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.12)	$(0.05)	$(0.22)	$(0.21)
Weighted average number of shares used in calculation of net loss per share	102,216,654	98,058,696	101,659,653	97,550,370

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Non-GAAP Loss per Share[10]
GAAP Net Loss	(12,492)	(5,305)	(22,451)	(20,350)
Adjusted to exclude the following:
Stock based compensation	3,708	3,052	11,517	8,960
Depreciation	400	349	1,193	1,016
Change in fair value of Forfeiture Shares	(89)	370	(1,618)	(3,772)
Total Non-GAAP Loss used for computing Loss per Share	(8,473)	(1,534)	(11,359)	(14,146)

Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.08)	$(0.02)	$(0.11)	$(0.15)
Weighted average number of shares used in calculation of net loss per share	102,216,654	98,058,696	101,659,653	97,550,370

[10]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock-based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Daphna Golden

VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Margaret Boyce

Financial Profiles, Inc.

US: +1 310-622-8247

Valens@finprofiles.com

SOURCE Valens Semiconductor